Exhibit 99.2
Email announcement re: BHP Billiton (pre-conditional offer)
Date: 6 February 2008
From: Tom Albanese, Chief executive
Subject: BHP Billiton proposed acquisition announcement
To: All employees
Priority: High
Dear colleagues,
On 8th November last year, BHP Billiton announced a proposal to acquire Rio Tinto on the basis of three BHP Billiton shares for one Rio Tinto share. The announcement was immediately rejected by the Boards. At Rio Tinto’s request, a deadline was then set by the UK Takeover Panel Executive for BHP Billiton to express their clear intentions.
I am writing to you all to let you know that BHP Billiton has today announced its intention to make offers to acquire all of the shares in Rio Tinto on the basis of 3.4 BHP Billiton shares per Rio Tinto share.
The making of BHP Billiton’s offers is subject to pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions. These pre-conditions need to be satisfied before BHP Billiton can proceed with their offers.
The Boards of Rio Tinto will consider the terms of the proposal carefully in light of all circumstances and will make a further statement once they have completed this assessment.
I am aware that this is a time of uncertainty and we will keep you as informed as possible. In the meantime, there should be no changes to the work we are doing. We each have a role to play and a job to do. That, and staying safe, are what we should focus on.
Thank you for your support during this time.

Tom Albanese
Chief executive
Important Information
In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.